Exhibit No. 20


January 28, 1998                     Contact:  Thomas F. Power, Jr.
                                               Executive VP & CFO (847) 318-4602

             WISCONSIN CENTRAL REPORTS RECORD FINANCIAL RESULTS
                Annual net income increases nearly 60 percent

       ROSEMONT, Ill.--Wisconsin Central Transportation Corporation (WCTC) [NASDAQ:WCLX] today reported record annual and fourth quarter operating revenues, operating income, net income and earnings per share. Net income for the fourth quarter of 1997 increased 12 percent (2 percent before an extraordinary charge in 1996) to $17.7 million from the year-ago quarter. Fourth quarter earnings per basic common share rose by 13 percent (3 percent before an extraordinary charge in 1996) to 35 cents from the fourth quarter of 1996.
       WCTC's operating revenues for the fourth quarter of 1997 reached $83.1 million, which was $13.0 million, or 19 percent higher than the year-ago period. Volume increased 19 percent to a fourth quarter record of nearly 140,000 revenue units (excluding 4,700 additional revenue units handled under a haulage arrangement), compared with the year-ago period. The largest volume increases were in lumber and wood fibers, chemical and petroleum products, food and grain and metallic ore. The company's Duck Creek North lines, acquired on January 27, 1997, contributed nearly 24,000 additional carloads, primarily metallic ore, for the fourth quarter of 1997. Edward A. Burkhardt, WCTC chairman, president and chief executive officer said "The company's increased volume reflects the continued strength and diversity of our customer base as well as the integration of the Duck Creek North lines into our North American operations."
       Operating expenses for the fourth quarter of 1997 were $65.0 million, an increase of $8.7 million or 15 percent over 1996. This increase consists primarily of higher labor and materials expenses related to the increased volume and higher casualty expenses (including a significant derailment) and depreciation expense.
       The company's operating ratio for the fourth quarter of 1997 was 78.2 percent, an improvement from 80.3 percent for the year-ago period. The company's fourth quarter 1997 income from North American operations increased 31.2 percent to $18.1 million from the year-ago quarter. Burkhardt stated, "I am pleased with the steady improvement we are achieving in our North American operations."

       The company's fourth quarter 1997 results include equity in net income of affiliates of $9.0 million, or 18 cents per basic common share, a decrease of $1.2 million or 2 cents per basic common share compared with the year-ago quarter. The fourth quarter 1997 amount includes a contribution from English Welsh & Scottish Railway Holdings Limited (EWS) of $7.0 million, versus $7.9 million for the year-ago period. EWS's fourth quarter 1997 results were adversely affected by the inclusion of the initial results of its Rail Freight Distribution subsidiary which was acquired on November 22, 1997, in addition to higher depreciation and other expenses compared to the year-ago fourth quarter.
       Also included in the company's 1997 fourth quarter equity in net income of affiliates is a contribution from Tranz Rail Holdings Limited (Tranz Rail) of $2.0 million, versus $2.3 million for the year-ago period. This decrease is substantially the result of a decline in the value of the New Zealand dollar versus the US dollar. This decrease in exchange rate relates to softness in both the New Zealand and Asian economies.

                              Annual 1997 Results

       For the year ended December 31, 1997, WCTC reported net income of $77.4 million, or $1.52 per basic common share, compared with $48.4 million, or 96 cents per basic common share for the year-ago period. Contributing to the 1997 results were record North American operating revenues, volume and operating income, the Duck Creek North acquisition and the investment in EWS. EWS's 1996 contribution included less than a full year of results for the trainload freight companies which were acquired from British Rail on February 24, 1996.
       Net income for 1996 was reduced by $9.8 million due to an adverse arbitration ruling for disputed switching charges and related interest and by an extraordinary charge of $1.6 million (net of income taxes) resulting from the early retirement of debt.

       Shares of Wisconsin Central Transportation Corporation are publicly traded on the NASDAQ National Market System under the symbol WCLX. The company's principal subsidiaries, Wisconsin Central Ltd., Fox Valley & Western Ltd., Algoma Central Railway Inc. and Sault Ste. Marie Bridge Company operate approximately 3,000 route miles of railway serving Wisconsin, Illinois, Minnesota, Michigan's Upper Peninsula, and Ontario, Canada. WCTC holds a 23 percent equity interest in Tranz Rail Holdings Limited, which operates 2,400 route miles of railway nationwide in New Zealand. WCTC also holds a 34 percent equity interest in English Welsh & Scottish Railway Holdings Limited which operates most of the freight railroad services in Great Britain. WCTC also holds a 33 percent equity interest in Tasrail Services Pty. Limited (Tasrail) which operates 300 route miles of railway statewide in Tasmania, Australia.

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                       WISCONSIN CENTRAL TRANSPORTATION CORPORATION (NASDAQ)

                                                                     1997                   1996
                                                                -------------          -------------
                                                                             (unaudited)
Quarter ended December 31:
Operating revenues <F1>                                         $  83,088,000          $  70,063,000
Operating expenses                                              $  64,953,000          $  56,238,000
Income from operations <F1>                                     $  18,135,000          $  13,825,000
Operating ratio <F1>                                                     78.2%                  80.3%
Interest on disputed switching charges                          $     294,000          $     210,000
Income before equity in net income of affiliates and
   extraordinary item                                           $   8,680,000          $   7,144,000
Equity in net income of Tranz Rail                              $   1,981,000          $   2,325,000
Equity in net income of EWS                                     $   7,019,000          $   7,900,000
Equity in net income of Tasrail                                 $      30,000          $          --
Income before extraordinary item                                $  17,710,000          $  17,369,000
Extraordinary item                                              $          --          $  (1,602,000)<F2>
Net income                                                      $  17,710,000          $  15,767,000

Average number of basic common shares outstanding                  51,006,000             50,762,000

Basic earnings per common share outstanding:
Income before extraordinary item                                    $    0.35              $    0.34
Extraordinary item                                                  $      --              $   (0.03)<F2>
Net income                                                          $    0.35              $    0.31

Average number of diluted common shares outstanding                51,411,000             51,422,000

Diluted earnings per common share outstanding:
Income before extraordinary item                                    $    0.34              $    0.34
Extraordinary item                                                  $      --              $   (0.03)<F2>
Net income                                                          $    0.34              $    0.31

Year ended December 31:
Operating revenues:
   Before disputed switching charges <F1>                       $ 333,510,000          $ 278,397,000
   Disputed switching charges                                   $          --          $ (13,278,000)
   Total operating revenues <F1>                                $ 333,510,000          $ 265,119,000
Operating expenses                                              $ 255,831,000          $ 226,388,000
Income from operations:
   Before disputed switching charges                            $  77,679,000          $  52,009,000
   After disputed switching charges                             $  77,679,000          $  38,731,000
Operating ratio:
   Before disputed switching charges                                     76.7%                  81.3%
   After disputed switching charges                                      76.7%                  85.4%
Interest on disputed switching charges                          $     924,000          $   2,910,000
Income before equity in net income of affiliates and
   extraordinary item                                           $  38,808,000          $  17,357,000
Equity in net income of Tranz Rail                              $   8,707,000          $   9,850,000
Equity in net income of EWS                                     $  29,881,000          $  22,827,000
Equity in net income of Tasrail                                 $      30,000          $          --
Income before extraordinary item                                $  77,426,000          $  50,034,000
Extraordinary item                                              $          --          $  (1,602,000)<F2>
Net income                                                      $  77,426,000          $  48,432,000

Average number of basic common shares outstanding                  50,913,000             50,647,000

Basic earnings per common share outstanding:
Income before extraordinary item                                    $    1.52              $    0.99
Extraordinary item                                                  $      --              $   (0.03)<F2>
Net income                                                          $    1.52              $    0.96

Average number of diluted common shares outstanding                51,423,000             51,254,000

Diluted earnings per common share outstanding:
Income before extraordinary item                                    $    1.51              $    0.98
Extraordinary item                                                  $      --              $   (0.03)<F2>
Net income                                                          $    1.51              $    0.95

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<F1>   Certain amounts which were previously  classified as non-operating  have been reclassified as operating revenues. The amounts reclassified were $960,000 for the quarter ended December 31, 1996 and $2,959,000 for the year ended December 31, 1996.

<F2>   Represents an extraordinary charge (net of income taxes) for the effects of early retirement of debt.

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Contact:           Thomas F. Power, Jr. (847) 318-4602
                   Executive Vice President and Chief Financial Officer Wisconsin Central Transportation Corporation
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